                                                                    Exhibit 99.4





                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                  JUNE 30, 1998

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS




                                                                                                          PAGE
                                                                                                          ----



   Consolidated Balance Sheets as of June 30, 1998 and December 31, 1997...............................    2

   Consolidated Statements of Operations for the three and six months ended
         June 30, 1998 and June 30, 1997...............................................................    3

   Consolidated Statement of Stockholder's Equity (Deficit) for the six months
         ended June 30, 1998...........................................................................    4

   Consolidated Statements of Cash Flows for the six months ended June 30, 1998
         and June 30, 1997.............................................................................    5

   Notes to Consolidated Financial Statements..........................................................    6




                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                                              June 30,      December 31,
                                                                                1998            1997
                                                                             ---------      -----------
ASSETS
Current assets:
  Cash and cash equivalents ...........................................      $   3,882       $     968
  Accounts receivable - trade .........................................          2,740           1,584
  Inventories .........................................................         14,155           4,255
  Prepaid expenses and other current assets ...........................          4,770           9,290
                                                                             ---------       ---------
     Total current assets .............................................         25,547          16,097

Property, plant and equipment, at cost, less
      accumulated depreciation of $1,447 and $1,020 ...................         35,566          29,122
Goodwill, net .........................................................                          1,001
Other assets ..........................................................          1,168               2
                                                                             ---------       ---------
     Total assets .....................................................      $  62,281       $  46,222
                                                                             =========       =========

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Notes payable .......................................................      $   9,995       $   5,000
  Accounts payable - trade ............................................         11,434           3,798
  Due to affiliates ...................................................         49,186          67,539
  Accrued taxes .......................................................         16,714          18,077
  Other accrued liabilities ...........................................          3,542           8,398
                                                                             ---------       ---------
     Total current liabilities ........................................         90,871         102,812

Deferred gain .........................................................         25,498          25,498
Other liabilities .....................................................         21,998           2,000

Commitments and contingencies

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares authorized,
     authorized, issued and outstanding ...............................            701             701
  Additional paid-in-capital ..........................................         15,767           5,600
  Deficit .............................................................        (92,554)        (90,389)
                                                                             ---------       ---------
     Total stockholder's equity (deficit) .............................        (76,086)        (84,088)
                                                                             ---------       ---------

     Total liabilities and stockholder's equity (deficit) .............      $  62,281       $  46,222
                                                                             =========       =========



                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)




                                                 -----------------------       -----------------------
                                                   Three Months Ended              Six Months Ended
                                                 -----------------------       -----------------------
                                                 June 30,       June 30,       June 30,        June 30,
                                                   1998           1997           1998           1997
                                                 --------       --------       --------       --------
Net sales* ................................      $ 27,865       $ 18,451       $ 47,042       $ 32,155
Cost of sales* ............................        18,749         15,294         34,333         26,623
                                                 --------       --------       --------       --------

Gross profit ..............................         9,116          3,157         12,709          5,532
Operating, selling, administrative and
       general expenses ...................         3,057          1,940          5,198          3,918
                                                 --------       --------       --------       --------

Operating income ..........................         6,059          1,217          7,511          1,614

Other income (expense):
   Interest income ........................                          671                         1,151
   Interest expense .......................        (2,645)        (2,376)        (6,088)        (4,524)
   Gain on sale of stock ..................                        1,492                        27,055
   Gain on foreign currency exchange ......             5            110             84            310
   Amortization of goodwill ...............        (1,023)           (30)        (1,054)           (59)
   Other, net .............................             7            (41)           (32)           (41)
                                                 --------       --------       --------       --------

Income before income taxes ................         2,403          1,043            421         25,506
Provision for income taxes ................         1,546             45          1,311         12,527
                                                 --------       --------       --------       --------

Net income (loss) .........................      $    857       $    998       $   (890)      $ 12,979
                                                 ========       ========       ========       ========



----------

* Net sales and cost of sales include excise taxes of $4,761, $2,950, $7,869 and $5,224, respectively.


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                          COMMON STOCK            ADDITIONAL
                                      -----------------------       PAID-IN
                                       SHARES         AMOUNT        CAPITAL        DEFICIT         TOTAL
                                      --------       --------     ----------      --------       --------
Balance, December 31, 1997 .....       701,000       $    701       $  5,600      $(90,389)      $(84,088)

Net loss .......................                                                      (890)          (890)

Distributions to parent ........                                                    (1,275)        (1,275)

Capital contribution ...........                                      10,167                       10,167
                                      --------       --------       --------      --------       --------

Balance, June 30, 1998 .........       701,000       $    701       $ 15,767      $(92,554)      $(76,086)
                                      ========       ========       ========      ========       ========









                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                                                   -----------------------
                                                                                      Six Months Ended
                                                                                   -----------------------
                                                                                   June 30,       June 30,
                                                                                     1998           1997
                                                                                   --------       --------
Net cash provided by operating activities ...................................      $  3,634       $  1,366
                                                                                   --------       --------

Cash flows from investing activities:
      Capital expenditures ..................................................        (6,444)        (5,567)
      Proceeds from sale of BML, net ........................................                       41,502
      Proceeds from sale of option to purchase
        stock in Liggett-Ducat ..............................................                        2,200
                                                                                   --------       --------
Net cash (used in) provided by investing activities .........................        (6,444)        38,135
                                                                                   --------       --------

Cash flows from financing activities:
      Proceeds from debt ....................................................        11,995          3,750
      Repayments of debt ....................................................        (7,000)          (655)
      Proceeds from participating loan ......................................        20,000
      Capital contributions .................................................         9,000
      Repayment of intercompany debt ........................................       (27,080)
      Distributions paid to parent ..........................................        (1,275)       (43,199)
                                                                                   --------       --------
Net cash provided by (used in) financing activities .........................         5,640        (40,104)
                                                                                   --------       --------

Effect of exchange rate changes on cash
        and cash equivalents ................................................            84
                                                                                   --------       --------

Net increase (decrease) in cash and cash equivalents ........................         2,914           (603)

Cash and cash equivalents, beginning of period ..............................           968          1,875
                                                                                   --------       --------
Cash and cash equivalents, end of period ....................................      $  3,882       $  1,272
                                                                                   ========       ========

Supplemental cash flow information:
    Cash payments during the period for:
      Interest ..............................................................           843          1,458
      Income taxes ..........................................................         1,506            787





                   The accompanying notes are an integral part
                    of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



1.       ORGANIZATION

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Western Tobacco Investments LLC ("Western Tobacco"), a Delaware limited liability company. Western Tobacco holds the Company's interest in Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, and Liggett-Ducat Tobacco ("LDT"), a wholly-owned subsidiary of Liggett-Ducat engaged in the construction of a new cigarette factory. Prior to January 31, 1997, BrookeMil Ltd. ("BML") was a wholly-owned subsidiary engaged in construction of office buildings and property management in Moscow, Russia. On January 31, 1997, the Company sold its shares (which represented 99.1% of all shares outstanding) in BML to New Valley Corporation ("New Valley"). (Refer to Note 3.)

         The interim consolidated financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.4 in Brooke's and BGLS' Annual Report on Form 10-K, as amended, for the year ended December 31, 1997, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         Certain amounts in the 1997 consolidated financial statements have been reclassified to conform to the 1998 presentation.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         LIQUIDITY:

         At June 30, 1998, the Company had net capital and working capital deficiencies of $76,086 and $65,324, respectively. On February 2, 1998, Brooke and BGLS cancelled a note and interest thereon which amounted to $20,384 at December 31, 1997. On February 5, 1998, Brooke made a capital contribution of $9,000 to the Company, which was used to repay intercompany indebtedness to BGLS. These contributions to capital reduced the net capital deficiency and amounts due affiliates by $29,384. In addition to a new factory under construction, the Company has upgraded the present cigarette operations' tobacco processing complex which has increased production and is

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



         continuing to implement cost-saving measures. Management is currently using two credit facilities totaling $12,000 and believes it will obtain funding from Russian banks to complete the factory. (Refer to Note 6). In connection with the move to the new factory, Liggett-Ducat plans to begin the manufacture and marketing of western style cigarettes in early 1999. Management believes that such activities will result in improved operations and cash flow, but there can be no assurances in this regard. (Refer to Note 10.)


3.       SALE OF BROOKEMIL

         On January 31, 1997, the Company sold all of its shares of BML to New Valley for $21,500 in cash and a promissory note of $33,500, collateralized by the BML shares, payable during 1997 with interest at 9%. The note was paid in full as of December 31, 1997. The consideration received exceeded the carrying value of the Company's investment in BML by $52,500. The Company recognized a gain on the sale in 1997 in the amount of $27,000. The remaining $25,500 has been deferred, reflecting recognition that the Company's parent, BGLS, retains an interest in BML through its 42% equity ownership in New Valley, and that a portion of the property sold (the site of the third phase of the Ducat Place real estate project being developed by BML, which is currently used by Liggett-Ducat for its existing cigarette factory) is subject to a put option held by New Valley. This option allows New Valley, under certain circumstances, to put this site back to the Company at the greater of the appraised fair value of the property at the date of exercise or $13,600, during the period Liggett-Ducat operates the factory on such site. The Company distributed the proceeds received from the sale of BML to BGLS.

         Liggett-Ducat entered into a Use Agreement with BML whereby Liggett-Ducat is permitted to continue to utilize the site on the same basis as in the past. The Use Agreement is terminable by BML on 270 days' prior notice.


4.       INVENTORIES

         Inventories consist of:

                                                    June 30,     December 31,
                                                      1998          1997
                                                     -------     -----------

            Finished goods ....................      $   624      $
            Work-in-process ...................          361           50
            Raw materials .....................       11,663        3,284
            Replacement parts and supplies ....        1,507          921
                                                     -------      -------
                                                     $14,155      $ 4,255
                                                     =======      =======

          Purchase commitments are for quantities not in excess of anticipated requirements and are at prices established at the date of the commitment. At June 30, 1998, the Company had leaf tobacco purchase commitments of $11,835.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of:

                                                      June 30,     December 31,
                                                        1998          1997
                                                      --------     ------------
            Factory machinery and equipment ....      $ 11,728       $ 10,864
            Computers and software .............           425            293
            Office furniture and equipment .....           336            272
            Vehicles ...........................           882            534
            Construction-in-progress ...........        23,642         18,179
                                                      --------       --------
                                                        37,013         30,142
            Less accumulated depreciation ......        (1,447)        (1,020)
                                                      --------       --------
                                                      $ 35,566       $ 29,122
                                                      ========       ========

         Liggett-Ducat is in the process of constructing a new cigarette factory on the outskirts of Moscow which is currently scheduled to be operational in early 1999. Liggett-Ducat has entered into a construction contract for the plant. The remaining liability under that contract, as amended, at June 30, 1998 is approximately $16,000. Equipment purchase agreements in place at June 30, 1998 total $34,355, of which $28,791 is being financed by the manufacturers.

         In February 1998, New Valley and Apollo Real Estate Investment Fund III, L.P. organized Western Realty Development LLC ("Western Realty") to make real estate and other investments in Russia. In April, 1998, Western Realty completed making a $20,000 participating loan to a company organized and wholly-owned by the Company, Western Tobacco, which holds the Company's interests in Liggett-Ducat and the new factory discussed above. The loan, which bears no fixed interest, is payable only out of 30% of distributions, if any, made by Western Tobacco to the Company. After the prior payment of debt service on loans to finance the construction of the new facility, 30% of distributions from Western Tobacco to the Company will be applied first to pay the principal of the loan and then as contingent participating interest on the loan. Any rights of payment on the loan are subordinate to the rights of all other creditors of Western Tobacco. A total of $20,000 was funded during the six months ended June 30, 1998, with the proceeds used by the Company to reduce intercompany debt to BGLS. The loan is classified in other long-term liabilities on the consolidated balance sheet at June 30, 1998. (Refer to Note 2.)


6.       CREDIT FACILITIES

         Bank credit facilities consist of the following:

                                                 June 30,   December 31,
                                                   1998        1997
                                                  ------    -----------

            Revolving credit facilities ....      $9,995      $5,000
                                                  ======      ======

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



         At June 30, 1998, Liggett-Ducat had two credit facilities outstanding, one for $2,000 with an interest rate of 27% which expires August 20, 1998 and another for $10,000 with an interest rate of 21% which expires in May of 1999.


7.       STOCK OF LIGGETT-DUCAT

         In 1997, the Company purchased 1,666 shares of Liggett-Ducat stock from other shareholders for $25. At December 31, 1997, the Company owned 75.3% of the stock of Liggett-Ducat and Liggett Group Inc. a wholly-owned subsidiary of BGLS, owned 19.97%. On January 30, 1998, in connection with the restructuring of Liggett's long-term debt, Liggett agreed to transfer to the Company all of its shares and to cancel its option agreements to acquire additional shares. At June 30, 1998, the Company owned approximately 96% of the shares of common stock of Liggett-Ducat which the Company transferred to its subsidiary, Western Tobacco, in April 1998. (Refer to Note 5.)


8.       RELATED PARTY TRANSACTIONS

         The Company has obtained funding through a revolving credit facility with Brooke and BGLS at an annual interest rate of 20% to cover certain expenses including the cost of certain administrative services and personnel, tobacco and material purchases and upgrades of factory equipment. In addition, Brooke and BGLS have advanced funds to BML for its real estate developments projects. In February 1998, Brooke and BGLS contributed $29,384 to the Company, in order to reduce intercompany debt. The amounts due to Brooke and BGLS under this facility at June 30, 1998 were $25,448, including interest of $12,851, and $23,632, including interest of $11,552, respectively. (Refer to Note 2.)

         Refer to Note 5 for information concerning the participating loan to Western Tobacco by Western Realty.


9.       INCOME TAXES

         For the six months ended June 30, 1998 and 1997, the tax provision of $1,311 and $12,527, respectively, consist of income tax expense pursuant to Russian statutory requirements of $1,311 and $786, respectively, and U.S. income tax expense of $0 and $11,741 in accordance with the Company's tax sharing agreement with Brooke.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)




10.      CONTINGENCIES

         BGLS has pledged its ownership interest in the Company's common stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes due 2001 ("BGLS Notes").

         On March 2, 1998, BGLS entered into an agreement with AIF II, L.P. and an affiliated investment manager on behalf of a managed account (together, the "Apollo Holders"), who hold approximately 41.8% of the BGLS Notes in which the Apollo Holders agreed to defer the payment of interest on the BGLS Notes held by them, commencing with the interest payment that was due July 31, 1997, which they had previously agreed to defer, through the interest payment due July 31, 2000. The deferred interest payments will be payable at final maturity of the BGLS Notes on January 31, 2001 or upon an event of default under the Indenture for the BGLS Notes. In connection with the agreement, the Company pledged 50.1% of Western Tobacco to collateralize the BGLS Notes held by the Apollo Holders. (Refer to Note 5.)

         On January 30, 1998, in connection with the restructuring of Liggett's long-term debt, Liggett agreed to transfer to the Company all of its shares of Liggett-Ducat and the Liggett noteholders were granted a security interest in 16% of Western Tobacco. (Refer to Note 7.)

         The performance of Liggett-Ducat's cigarette operations in Russia is affected by uncertainties in Russia which may include, among others, political or diplomatic developments, regional tensions, currency repatriation restrictions, foreign exchange fluctuations, inflation, and an undeveloped system of commercial laws and legislative reform relating to foreign ownership in Russia.